Filed Pursuant to Rule 433
Registration No. 333-171048
Pricing Term Sheet
November 29, 2011

The Walt Disney Company

0.875% Global Notes Due 2014
4.125% Global Notes Due 2041

This free writing prospectus relates only to the securities described below and should be read together with The Walt Disney Company’s prospectus supplement dated December 8, 2010 (the “Prospectus Supplement”), the accompanying prospectus dated December 8, 2010 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	The Walt Disney Company (the “Company”)

Title of Securities:	0.875% Global Notes Due 2014 (the “2014 Notes”)
4.125% Global Notes Due 2041 (the “2041 Notes”)

The 2014 Notes and the 2041 Notes (collectively, the “Notes”) will be part of a single series of the Company’s senior debt securities under the indenture (as defined in the Prospectus Supplement) designated as Medium-Term Notes, Series E. The 2014 Notes and the 2041 Notes are sometimes referred to, individually, as a “tranche” of Notes.

Ratings:	A2 (Moody’s)/ A (S&P)/ A (Fitch)*

Trade Date:	November 29, 2011

Settlement Date (T+3):	December 2, 2011

Maturity Date:	2014 Notes: December 1, 2014
2041 Notes: December 1, 2041

Aggregate Principal Amount Offered:	2014 Notes: $1,000,000,000
2041 Notes: $600,000,000

Price to Public (Issue Price):	2014 Notes: 99.673% plus accrued interest, if any, from December 2, 2011
2041 Notes: 98.829% plus accrued interest, if any, from December 2, 2011

Interest Rate:	2014 Notes: 0.875% per annum, accruing from December 2, 2011
2041 Notes: 4.125% per annum, accruing from December 2, 2011

Interest Payment Dates:	2014 Notes: Semi-annually on each June 1 and December 1, commencing on June 1, 2012
2041 Notes: Semi-annually on each June 1 and December 1, commencing on June 1, 2012

Regular Record Dates:	May 15 or November 15, as the case may be, immediately preceding the applicable interest payment date.

*     Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include among others, to repay the Company’s indebtedness and to fund share repurchases and the other general corporate purposes identified in the Prospectus.

Proceeds to the Company:	$1,583,204,000 (after deducting the underwriting discounts and commissions but before deducting offering expenses payable by the Company).

Underwriting Discounts and Commissions:	2014 Notes: 0.200%
2041 Notes: 0.750%

CUSIP No.:	2014 Notes: 25468 PCQ7
2041 Notes: 25468 PCR5

ISIN No.:	2014 Notes: US25468PCQ72
2041 Notes: US25468PCR55

Make-Whole Redemption:

The Notes of either tranche may be redeemed, in whole or in part, at the option of the Company, at any time or from time to time prior to stated maturity, at a redemption price equal to the greater of the following amounts:

(1) 100% of the principal amount of the Notes of such tranche to be redeemed; or

(2)

as determined by the Independent Investment Banker (as defined below), the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes of such tranche to be redeemed (not including any portion of any payments of interest accrued to the applicable redemption date) discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 10 basis points in the case of the 2014 Notes or 20 basis points in the case of the 2041 Notes, plus, in the case of both clauses (1) and (2) above, accrued and unpaid interest on the principal amount of the Notes of such tranche being redeemed to such redemption date.

Notwithstanding the foregoing, installments of interest on the Notes of any tranche that are due and payable on an interest payment date falling on or prior to a redemption date for the Notes of such tranche will be payable to the registered holders of such Notes (or one or more predecessor Notes of such tranche) of record at the close of business on the relevant regular record date, all as provided in the indenture (as defined in the Prospectus Supplement).

“Treasury Rate” means, with respect to any redemption date for the Notes of any tranche, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate will be calculated on the third business day preceding the applicable redemption date. As used in the preceding sentence and in the definition of “Reference Treasury Dealer Quotation” below, the term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

“Comparable Treasury Issue” means, with respect to any redemption date for the Notes of any tranche, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes of such tranche that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date for the Notes of any tranche, (i) if the Independent Investment Banker obtains five Reference Treasury Dealer Quotations for that redemption date, the average of those Reference Treasury Dealer Quotations after excluding the highest and lowest of those Reference Treasury Dealer Quotations, (ii) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all of those quotations, or (iii) if the Independent Investment Banker obtains only one such Reference Treasury Dealer Quotation, such quotation.

“Independent Investment Banker” means one of BNP Paribas Securities Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. and their respective successors appointed by the Company to act as the Independent Investment Banker from time to time, or if any such firm is unwilling or unable to serve in that capacity, an independent investment banking institution of national standing appointed by the Company.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes of any tranche, (i) BNP Paribas Securities Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. and their respective successors; provided that, if any such firm ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), the Company will substitute another Primary Treasury Dealer; and (ii) up to one other Primary Treasury Dealer selected by the Company.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date for the Notes of any tranche, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes of any tranche to be redeemed. If fewer than all of the Notes of any tranche and all Additional Notes (as defined in the Prospectus Supplement), if any, with the same stated maturity and other terms (other than original issue date, issue price and first payment of interest) as the Notes of such tranche are to be redeemed at any time, selection of such Notes and Additional Notes, if any, for redemption will be made by the trustee (as defined in the Prospectus Supplement) by such method as the trustee shall deem fair and appropriate.

Unless the Company defaults in payment of the redemption price, interest on each Note or portion thereof called for redemption will cease to accrue on the applicable redemption date.

Additional Amounts:	The provisions described in the Prospectus Supplement under the caption “Description of the Notes — Payment of Additional Amounts” will apply to the Notes.

Tax Redemption:

The Company may, at its option, redeem, as a whole but not in part, the Notes of any tranche and all Additional Notes, if any, with the same stated maturity and other terms (other than original issue date, issue price and first payment of interest) as the Notes of such tranche at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date on the other terms and subject to the conditions described in the Prospectus Supplement under the caption “Description of the Notes — Redemption for Tax Purposes.” Notwithstanding the foregoing, installments of interest that are due and payable on an interest payment date falling on or prior to the redemption date of a Note of any tranche will be payable to the registered holder of such Note (or one or more predecessor Notes of that tranche) of record at the close of business on the relevant regular record date, all as provided in the indenture.

Form of Notes:

The Notes of each tranche will be issued in the form of one or more global Notes in book-entry form and will be delivered to investors through the facilities of The Depository Trust Company for the accounts of its participants, which may include Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., against payment.

Currency:	The Notes will be denominated and payable in U.S. dollars.

Other:

The Notes will not be entitled to the benefit of any sinking fund and the Company will not be required to repurchase Notes at the option of the holders. The Notes are “fixed rate notes” as defined in the Prospectus Supplement.

Material United States Federal Tax Considerations:

For a discussion of the material United States federal tax considerations related to the acquisition, ownership and disposition of the Notes please see “Material United States Federal Tax Considerations” in the Prospectus Supplement, as supplemented by the discussion in the immediately following paragraphs captioned “Scheduled Increase in Backup Withholding Rates” and “Medicare Tax on Net Investment Income”.

Scheduled Increase in Backup Withholding Rates

The backup withholding rate is currently 28% and is scheduled to increase to 31% for payments on the Notes (including gross proceeds from a sale of the Notes) that are subject to backup withholding and are made after December 31, 2012.  As of December 8, 2010, the date of the Prospectus Supplement, the 31% backup withholding rate was scheduled to apply to payments made after December 31, 2010.  However, legislation was enacted after December 8, 2010 that postponed the scheduled increase in the backup withholding rate for two years such that the 28% rate will continue to apply to payments made on or before December 31, 2012.

Medicare Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a United States Holder (as defined in the Prospectus Supplement) that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States Holder’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (2) the excess of the United States Holder’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” (in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  A United States Holder’s net investment income generally will include its interest income on the Notes and its net gains from the disposition of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a United States Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Joint Bookrunning Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Co-Managers:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. SunTrust Robinson Humphrey, Inc.

Junior Co-Managers:	CL King & Associates Lebenthal & Co., LLC Loop Capital Markets LLC Muriel Siebert & Co., Inc. Samuel A. Ramirez & Company, Inc.

The joint bookrunning managers, co-managers and junior co-managers (collectively, the “underwriters”) named above are, severally and not jointly, purchasing the Notes from the Company as principal. The several obligations of the underwriters to purchase the Notes are subject to conditions and they are obligated to purchase all of the Notes if any are purchased.

The Company estimates that expenses of the offering payable by the Company, excluding underwriting discounts and commissions, will be approximately $1,025,000.

European Economic Area.   In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has severally represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated hereby to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a)                                  at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)                                 at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the joint bookrunning managers named above for any such offer; or

(c)                                  at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (a) to (c) above shall require that the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The information under this caption “European Economic Area” supersedes and replaces the information in the Prospectus Supplement under the caption “Plan of Distribution—European Economic Area.”

The issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting BNP Paribas Securities Corp. by telephone (toll free) at 1-800-854-5674, Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407, Credit Suisse Securities (USA) LLC by telephone (toll free) at 1-800-221-1037 or Deutsche Bank Securities Inc. by telephone (toll-free) at 1-800-503-4611.